UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 2019

(Commission File No. 001-38644)

QUTOUTIAO INC.

11/F, Block 3, XingChuang Technology Center

Shen Jiang Road 5005

Pudong New Area, Shanghai, 200120

People’s Republic of China

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXHIBIT INDEX

Exhibit	Description
99.1	Qutoutiao Inc. to Hold 2019 Annual General Meeting on November 13, 2019
99.2	Notice of the 2019 Annual General Meeting of Qutoutiao Inc. to be held on November 13, 2019

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

QUTOUTIAO INC.

By:	/s/ Jingbo Wang
Name:	Jingbo Wang
Title:	Co-Chief Financial Officer

Date: October 30, 2019

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